UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _____

Commission file number 0-13203

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
LORAIN NATIONAL BANK EMPLOYEES' 401(k) PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
LNB Bancorp, Inc.
457 Broadway
Lorain, Ohio 44052-1769

Lorain National Bank Employees' 401(k) Plan
Financial Report
December 31, 2013 and December 2012

Table of Contents

Lorain National Bank Employees' 401(k) Plan

Report of Independent Registered Public Accounting Firm

Audit and Finance Committee of LNB Bancorp, Inc. and
Plan Management of
Lorain National Bank 401(k) Plan
Lorain, Ohio

We have audited the accompanying statement of net assets available for benefits of Lorain National Bank Employees’ 401(k) Plan (“Plan”) as of December 31, 2013 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2013 financial statements taken as a whole.

/s/ Crowe Horwath, LLP

Cleveland, Ohio June 27, 2014

Report of Independent Registered Public Accounting Firm

Audit and Finance Committee of LNB Bancorp, Inc. and
Plan Management of
Lorain National Bank 401(k) Plan
Lorain, Ohio

We have audited the accompanying statement of net assets available for benefits of The Lorain National Bank 401(k) Plan as of December 31, 2012 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Plante & Moran, PLLC

Auburn Hills, Michigan June 27, 2013

Lorain National Bank Employees' 401(k) Plan

Statement of Net Assets Available for Benefits

	As of December 31,
	2013	2012
Assets
Cash	$1,497	$1,296
Investments—At fair value (Notes 3, 5, and 7):
Participant-directed:
Common stock—LNB Bancorp, Inc.	5,115,820	2,742,615
Short-term cash investments	214,404	208,164
Collective Trust Funds	8,662,782	6,619,206
Total investments	13,993,006	9,569,985

Participant notes receivable	577,470	524,062

Total assets	14,571,973	10,095,343

Liabilities
Other expense payable	(1,878)	(826)
Total liabilities	(1,878)	(826)

Net Assets Reflecting All Investments at Fair Value	14,570,095	10,094,517

Adjustment from Fair Value to Contract Value for Interest in Common Collective Trust Funds Relating to Fully Benefit-responsive Investment Contracts	(5,831)	(16,441)

Net Assets Available for Benefits	$14,564,264	$10,078,076

See accompanying notes to the Financial Statements.

Lorain National Bank Employees' 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2013	2012
Additions
Investment (loss) income:
Dividends	$19,800	$18,349
Net (depreciation) appreciation in fair value of investments (Note 3)	3,370,903	1,315,388
Total investment (loss) income	3,390,703	1,333,737
Contributions:
Employer	467,190	409,616
Participants	895,643	818,298
Participant rollovers	141,278	72,515
Total contributions	1,504,111	1,300,429

Interest from participant notes receivable	21,193	19,150

Total additions	4,916,007	2,653,316
Deductions
Distributions to participants	(354,344)	(1,115,771)
Other expense	(75,475)	(64,175)
Total deductions	(429,819)	(1,179,946)

Net Increase in Net Assets Available for Plan Benefits	4,486,188	1,473,370

Net Assets Available for Plan Benefits—Beginning of year	10,078,076	8,604,706

Net Assets Available for Plan Benefits—End of year	$14,564,264	$10,078,076

See accompanying notes to the Financial Statements.

Lorain National Bank Employees' 401(k) Plan
Notes to Financial Statements
December 31, 2013 and 2012

Note 1—Description of Plan
The following is a general description of the Lorain National Bank Employees' 401(k) Plan (the “Plan”). Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution plan sponsored by The Lorain National Bank (the Bank), a wholly owned subsidiary of LNB Bancorp, Inc. (the Bancorp or the Corporation), covering substantially all employees of the Bank and related Bancorp affiliates for which the Bank acts as common paymaster. An employee is eligible to participate in the Plan after the attainment of age 19 and completion of 250 hours in 90 days of service or 1,000 hours in 1 year of service, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions — The Plan allows participants to make pretax contributions up to the maximum dollar limits set by the Internal Revenue Code (the IRC). The plan also allows any participant who has attained the age of 50 by the end of the plan year to make catch-up contributions. If a participant does not elect to make a contribution, the participant will be automatically enrolled with a 3.0 percent contribution. Effective January 1, 2013, participants are allowed to make Roth elective deferrals to the Plan. Each year the employer will make a safe harbor non-elective contribution to the Plan equal to 3.0 percent of the employee’s annual compensation regardless of the employee’s participation in the Plan. In addition, the employer may make an additional discretionary employer contribution. Contributions are subject to certain IRC limitations. Participants may also make contributions to the Plan in the form of a rollover of funds from another qualified plan.

Employee contributions are invested according to participant investment elections. If an employee has not made investment elections, the employee contributions will be invested in the State Street Global Advisors’ Moderate Strategic Balanced SL Fund (Growth & Income Asset Allocation Fund). Employer contributions are initially invested in LNB Bancorp, Inc. common stock; however individuals can transfer these amounts to any of the other investment options available in the Plan at any time. Participants may change their allocations daily.
To receive an employer contribution, a participant must be eligible to participate in the plan. A participant’s account also receives the employer contribution for the year in which the participant retires, becomes disabled, or dies.

Lorain National Bank Employees' 401(k) Plan
Notes to Financial Statements
December 31, 2013 and 2012

Note 1—Description of Plan (Continued)
Participant Accounts—Each participant's account is credited with the participant's contribution, the Bank's contribution, and an allocation of plan earnings, and is charged with his or her withdrawals and an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Forfeitures—At December 31, 2013 and 2012, there were no outstanding forfeited nonvested accounts. Forfeitures are used to reduce future employer contributions.
Vesting—Participants are immediately vested in their voluntary contribution and the employer's contribution for the current plan year plus any earnings accrued thereon.
Payment of Benefits — Upon termination of service due to death, disability, retirement, or other reasons, the vested amount of the Bank’s contributions and earnings thereon is paid at the election of the participant in cash. Participants can elect to have their investment in Bank common stock distributed in cash or in-kind. Participants can elect to receive the vested portion of their account in a single lump-sum cash payment or in substantially equal installments over a period of not more than the assumed life expectancy of the participant and the participant’s beneficiary.
Withdrawals — Aside from normal retirement distributions, in-service withdrawals relative to the pre-2000 after-tax savings and company match may be withdrawn at any time. In accordance with plan provisions, pretax savings may also be withdrawn for reasons of extreme financial hardship as defined under federal law.
Participant Notes Receivable – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance, as determined by the Internal Revenue Service (IRS). The notes receivable are secured by the balance in the participant’s account and are charged a rate of interest commensurate with local prevailing rates as determined by the plan administrator. Principal and interest are paid ratably through biweekly payroll deductions. Participants may only have two outstanding loans at any time.
Party-in-interest Transactions — Parties in interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. The Plan invests in employer stock as well as certain investment funds managed by the custodian or its affiliates. Reliance Trust Company is the custodian of the Plan and therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines. The Plan owns 510,052 shares of LNB Bancorp Inc. common stock with a value of $5,115,820 at December 31, 2013 and 464,850 shares with a value of $2,742,615 at December 31, 2012. The Plan's investment in employer stock earned $19,398 of dividend income in 2013. Transactions involving notes receivable from participants and common stock of LNB Bancorp Inc., the Plan Sponsor, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under ERISA regulations. Any fees paid to Reliance Trust Company and Pentegra Retirement Services , the recordkeeper for the Plan, constitutes a party-in-interest transaction.
Termination—Although the Bank has not expressed the intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of a plan termination, participants will become 100 percent vested in their accounts.

Lorain National Bank Employees' 401(k) Plan
Notes to Financial Statements
December 31, 2013 and 2012

Note 2—Significant Accounting Policies

Basis of Accounting — The Financial statements of the Plan are prepared under the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.
Reclassification — Certain prior year amounts have been reclassified to be comparative to the current year presentation.
Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation(depreciation) includes the plan’s gains and losses on investments bought and sold as well as held during the year.
While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents investments at principal balance plus accrued interest income plus contributions less amounts withdrawn to pay benefits. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in a stable value fund. The fair value of participation units in stable value collective trust fund is based upon the net asset value of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect investments in fully benefit-responsive contracts, as reported in the audited financial statements of the fund as of the Plan’s financial statement date (Level 2 inputs). The fund generally provides for daily redemptions by the Plan at reported net asset value per share with no advance notice requirements. Investments in other collective trust funds are valued at net asset value per share (or its equivalent) of the funds, which are based on the fair value of the funds’ underlying assets. The collective trust funds provide for daily redemptions by the Plan. The interest-bearing cash is valued at outstanding balances, which approximate fair value. All other investments are valued based on quoted market prices. See Note 5 for additional information.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Participant Notes Receivable – Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.
Benefit Payments — Benefits are recorded when paid.
Administrative Expenses — The administrative expenses of the Plan are paid by the Bank unless the expenses are paid by the Plan. The amounts reported in the financial statements represent administrative expenses paid by the Plan. Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan.
Use of Estimates —The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties —The Plan provides for various investment options including any combination of common collective trust funds, and LNB Bancorp, Inc. common stock. The underlying investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants' individual account balances.

Lorain National Bank Employees' 401(k) Plan
Notes to Financial Statements
December 31, 2013 and 2012
Note 2—Significant Accounting Policies (Continued)
Concentration of Credit Risk — At December 31, 2013 and 2012, approximately 35 percent and 27 percent, respectively, of the Plan’s assets were invested in LNB Bancorp, Inc. common stock.

Note 3—Investments

The following table presents the fair value of investments that represent 5 percent or more of the Plan’s net assets available for benefits at December 31, 2013 and 2012:

	2013	2012
Common stock—LNB Bancorp, Inc.— 510,052 and 464,850 common shares in 2013 and 2012, respectively	$5,115,820	$2,742,615
Collective Trust Funds:
State Street Bank and Trust Company
Moderate Strategic Balanced SL Fund	1,888,079	1,544,725
State Street Bank and Trust Company
S&P Mid-Cap Index Fund	1,170,411	903,261

During the years ended December 31, 2013 and 2012, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	2013	2012
Common stock—LNB Bancorp, Inc.	$1,946,874	$521,179
Collective Trust Funds	1,424,029	794,209
Total	$3,370,903	$1,315,388

Note 4—Federal Income Taxes
The Internal Revenue Service issued its latest determination letter on May 16, 2014, which stated that the Plan and underlying trust, as designed, qualify under the applicable provisions of the Internal Revenue Code. In the opinion of the plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements and the related trust was tax-exempt as of the financial statement date.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are not uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

Lorain National Bank Employees' 401(k) Plan
Notes to Financial Statements
December 31, 2013 and 2012

Note 5 — Fair Value Measurements
Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820), provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:
U.S. GAAP establishes a three-level valuation hierarchy for determining fair value that is based on the transparency of the inputs used in the valuation process. The inputs used in determining fair value in each of the three levels of the hierarchy, highest ranking to lowest, are as follow:
Level 1—In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets that the Plan has the ability to access.
Level 2—Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.
Level 3—Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset. These Level 3 fair value measurements are based primarily on management’s own estimates using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset.
In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.
Collective trust funds - Valued at the net asset value (NAV) of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that the securities liquidations will be carried out in an orderly business manner.
Stable Value Fund - The fair values of participation units in the stable value collective trust are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund.  The fund invests in synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing preservation of principal, maintaining a stable interest rate, and providing daily liquidity at contract value for participant withdrawals and transfers.  The fund generally provides for daily redemptions by the Plan at reported net asset value per share.
Common stock - Valued at the closing price reported on the active market on which the individual securities are traded.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The Plan’s policy is to recognize transfers between levels of the fair value hierarchy as of the actual date of the event or change in circumstances that caused the transfer. There were no significant transfers between levels of the fair value hierarchy during 2013 or 2012.

Lorain National Bank Employees' 401(k) Plan
Notes to Financial Statements
December 31, 2013 and 2012

Note 5 — Fair Value Measurements (Continued)
The following tables represent the balances of the Plan’s financial assets that were measured at fair value on a recurring basis as of December 31, 2013 and 2012:

Assets Measured at Fair Value on a Recurring Basis at December 31, 2013

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2013
Common stock—LNB Bancorp, Inc.	$5,115,820	$—	$—	$5,115,820
Short-term cash investments	—	214,404	—	214,404
Collective Trust Funds				—
Bond Funds (1)	—	605,677	—	605,677
Index Equity Funds (2)	—	3,956,337	—	3,956,337
Growth and Income Funds (2)	—	2,399,639	—	2,399,639
International Fund (3)	—	487,436	—	487,436
Balanced Asset Fund (4)	—	547,247	—	547,247
Real Estate Fund (5)	—	184,560	—	184,560
Stable Value Fund (6)	—	481,886	—	481,886
Total	$5,115,820	$8,877,186	$—	$13,993,006

Lorain National Bank Employees' 401(k) Plan
Notes to Financial Statements
December 31, 2013 and 2012

Note 5 — Fair Value Measurements (Continued)

Assets Measured at Fair Value on a Recurring Basis at December 31, 2012

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2012
Common stock—LNB Bancorp, Inc.	$2,742,615	$—	$—	$2,742,615
Short-term cash investments		208,164	—	208,164
Collective Trust Funds
Bond Funds (1)	—	545,193	—	545,193
Index Equity Funds (2)	—	2,794,230	—	2,794,230
Growth and Income Funds (2)	—	1,982,012	—	1,982,012
International Fund (3)	—	329,807	—	329,807
Balanced Asset Fund (4)	—	392,250	—	392,250
Real Estate Fund (5)	—	128,320	—	128,320
Stable Value Fund (6)	—	447,394	—	447,394
Total	$2,742,615	$6,827,370	$—	$9,569,985

(1)
This asset class represents investments in actively managed collective trust funds that invest primarily in bonds which may include corporate bonds, government bonds or municipal bonds. Investments are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(2)	This asset class represents investments in actively managed collective trust funds and the objective if these collective trust funds is to approximate the performance of the S&P 500 Value index.

(3)	This asset class represents investments in actively managed collective trust funds and the objective if these collective trust funds is to approximate the performance of the international equity.

(4)
This asset class represents investments in actively managed collective trust funds and the objective if these collective trust funds is to approximate the performance of an equity index or custom index.

(5)
This asset class represents investments in actively managed collective trust funds with investments in real estate. The investments may include actual real estate property or real estate investment trusts. Investments are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(6)	The objective of these investments is to preserve principal, maintain a stable interest rate and provide daily liquidity at contract value.

Lorain National Bank Employees' 401(k) Plan

Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4I
EIN 34-0869480, Plan No. 003
December 31, 2013

(a)(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
LNB Bancorp, Inc.*	Common stock - 510,052 shares	**	$5,115,820
State Street Global Advisors	Short Term Investment Fund	**	210,397
Participants*	Participant notes receivable, bearing interest at 4.25% to 6.00%	**	577,470
	Collective Trust Funds:
State Street Bank and Trust Company	U.S. Bond Index Fund	**	384,736
State Street Bank and Trust Company	Aggressive Strategic Balanced SL Fund	**	379,798
State Street Bank and Trust Company	Moderate Strategic Balanced SL Fund	**	1,888,079
State Street Bank and Trust Company	Conservative Strategic Balanced SL Fund	**	131,763
State Street Bank and Trust Company	International Index Fund	**	487,435
State Street Bank and Trust Company	Long Treasury Index Fund	**	178,625
State Street Bank and Trust Company	NASDAQ 100 Stock Fund	**	458,534
State Street Bank and Trust Company	Russell Small Cap Index Fund	**	632,341
State Street Bank and Trust Company	S&P 500 Index Fund	**	619,018
State Street Bank and Trust Company	S&P Large Cap Growth Index Fund	**	540,473
State Street Bank and Trust Company	S&P Mid-Cap Index Fund	**	1,170,411
State Street Bank and Trust Company	S&P Large Cap Value Index Fund	**	535,561
Invesco National Trust Company	Stable Value Trust	**	476,053
State Street Bank and Trust Company	Govt Short Term Investment Fund	**	4,007
State Street Bank and Trust Company	Target Retire 2010	**	1,173
State Street Bank and Trust Company	Target Retire 2015	**	199,941
State Street Bank and Trust Company	Target Retire 2020	**	54,891
State Street Bank and Trust Company	Target Retire 2025	**	200,344
State Street Bank and Trust Company	Target Retire 2030	**	5,844
State Street Bank and Trust Company	Target Retire 2035	**	66,320
State Street Bank and Trust Company	Target Retire 2040	**	6,050
State Street Bank and Trust Company	Target Retire 2045	**	9,020
State Street Bank and Trust Company	Target Retire 2050	**	3,664
State Street Bank and Trust Company	Treasury Inflation Protected Securities	**	42,316
State Street Bank and Trust Company	US REIT Index Fund	**	184,561
	Total investments		$14,564,645

*	Party-in-interest

**	Cost information not required as these investments are participant direct

Schedule 1

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Lorain National Bank Employees' 401(k) Plan

	By:	The Lorain National Bank, as Trustee/Administrator

Date: June 27, 2014	By:	/s/ Gary J. Elek
Gary J. Elek
Chief Financial Officer

Exhibits

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm